Exhibit 99.3

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WHITE MARBLE LLC a limited

liability company organized in
Delaware and beneficially owned
by Dr. Xiaodi Hou, and WHITE
MARBLE INTERNATIONAL
LIMITED, a company incorporated
in Samoa and beneficially owned
by Dr. Xiaodi Hou,

Plaintiffs,

v.

MO CHEN and TUSIMPLE
HOLDINGS, INC.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) )C.A. No. 2024-____-____ ) ) ) ) )

VERIFIED COMPLAINT

Plaintiffs White Marble LLC and White Marble International Limited (together referred to as “White Marble Entities”), both of which are beneficially owned by Dr. Xiaodi Hou (“Dr. Hou”), by and through their undersigned attorneys, bring this Verified Complaint against defendants Mo Chen and TuSimple, Inc. (“TuSimple” or the “Company”), and, in support, allege as follows:

NATURE OF THE ACTION

1.This is an action for a declaratory judgment that a voting agreement expired on November 9, 2024, and thus Defendant Mo Chen no longer controls TuSimple, meaning shareholders’ votes are meaningful again.

2.Dr. Xiaodi Hou is TuSimple’s co-founder and the technology genius behind its autonomous driving technology.

3.Dr. Hou is TuSimple’s largest beneficial shareholder, holding 29.7% of the Total Voting Power according to the Company’s recently published annual meeting proxy materials (hereafter referred to as “Dr. Hou’s Voting Rights”). Dr. Hou has not served as a director since 2023, when he resigned, nor as an employee since 2022. As an outside shareholder, he should have the most significant personal total voting power.

4.However, his co-founder Mo Chen claims to control Dr. Hou’s shares due to a 2022 Voting Agreement, and thus Mo Chen claims to control 57% of the total voting interest—and the unilateral ability to decide shareholder matters. Mo Chen claims he should be entitled to use Dr. Hou’s Voting Rights in perpetuity and should continue to have the majority control (57% of the Company).

5.Dr. Hou maintains that Mo Chen lost his right to vote Dr. Hou’s shares on November 9, 2024, because it was part of a two-year agreement. Therefore, after November 9, 2024, Mo Chen’s total voting power reduces to 28.2% (57.9% minus Dr. Hou’s 29.7%).

6.The Company’s recently issued proxy materials for the Dec. 20, 2024, annual meeting publicly and falsely state that Mo Chen retains Dr. Hou’s Voting Rights. Indeed, the solicitation materials intentionally omit the expiration of Mo Chen’s control in Dr. Hou’s Voting Rights, rendering the solicitation materials deceptive.

7.Further, Mo Chen’s recently filed SEC Form 13D also publicly and falsely claims that Mo Chen controls 57% of the vote, further misleading shareholders.

8.Immediate action is needed by the Court because Defendants Mo Chen and TuSimple have scheduled an annual shareholder meeting for December 20, 2024, to elect Mo Chen’s handpicked Board of Directors (the “Board”) and to institute important structural changes to ensure continuing control by Mo Chen. Those structural changes include turning TuSimple’s Board into a classified board with staggered elections, and other steps as detailed below—all of which serve to entrench Mo Chen’s control over the Company.

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9.Plaintiff seeks a declaration from the Court that the shares covered by the voting agreement reverted to Dr. Hou on November 9, 2024, and that Mo Chen may not vote using Dr. Hou’s Voting Rights.

10.Mo Chen’s vision for the Company is fundamentally averse to the best interest of the majority of TuSimple’s stockholders, who will not have a voice if Mo Chen is permitted to wield the majority voting control he possesses with Dr. Hou’s Voting Rights. For this reason, the importance of the vote to the Company cannot be overstated.

11.Plaintiff also seeks an injunction to postpone the upcoming vote, pending the Court’s resolution of who has the right to vote the contested shares. Irreparable harm will result if the vote proceeds without resolution of the issue, which will be outcome dispositive on the matters up for the vote.

PARTIES

12.White Marble LLC is a limited liability company organized in Delaware and beneficially owned by Dr. Hou. White Marble LLC presently holds 10,567,321 shares of Class A Common Stock. The Company’s proxy materials mistakenly states that White Marble LLC holds 13,367,314 shares of Class A Common Stock, however White Marble transferred the difference to trusts for which Dr. Hou is the trustee, and thus they remain beneficially controlled by Dr. Hou.

13.White Marble International Limited is a company incorporated in Samoa and beneficially owned by Dr. Hou. It holds 12,000,000 shares of Class B Common Stock.

14.Dr. Xiaodi Hou is the co-founder and was the CTO of TuSimple. Dr. Hou did not have any leadership role within the Company since March 2023. He, through the White Marble Entities, together own shares that amount to approximately 29% of the of the voting power within TuSimple.

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15.Defendant Mo Chen is the other co-founder and former chairman of the Board at TuSimple. Mo Chen stepped down from his position upon investigations into alleged self-dealings by Mo Chen between TuSimple and his personal companies in China. Mo Chen owns shares that amount to approximately 28% of the voting power within TuSimple.

16.TuSimple is a Delaware corporation founded in 2015 by Dr. Hou and Mo Chen to develop software and hardware for self-driving long-haul trucks. Originally, TuSimple aspired to create an autonomous freight network that would make commercial trucking safer and more efficient.

FACTUAL ALLEGATIONS

A.	TuSimple Was Founded to Develop Fully Autonomous Semi-Trucks

17.On March 23, 2021, the Company introduced itself to the U.S. investing public in its pre-IPO registration statement as having “developed industry-leading autonomous technology specifically designed for semi-trucks, which has enabled TuSimple to build the world’s first Autonomous Freight Network,” and explained that it is “focused specifically on the truck freight market, which is a large and essential industry that moves approximately 80% of the freight in the United States by revenue.”1

18.The Company held its IPO in April 2021, raising more than $1 billion from U.S. investors based on TuSimple’s representations that it is autonomous trucking company with technology that is “specifically” applicable to that industry.

1 https://www.sec.gov/Archives/edgar/data/1823593/000119312521091150/d909743ds1.htm

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19.In TuSimple’s October 31, 2022, letter to stockholders, it claimed that the Company completed its first fully autonomous operation of semi-trucks on public roads in December 2021, and that it was on track for full-scale deployment of autonomous vehicles based on its “industry-leading commercial vehicle AV patent portfolio” that is “focused on technology designed specifically for autonomous trucking” and “include[s] protections for essential autonomous trucking technologies.”2

B.	TuSimple Removes Dr. Hou “Without Cause”

20.In late 2021, the Committee on Foreign Investment in the United States (“CFIUS”) investigated suspected self-dealings between TuSimple, which was led by Mo Chen (Chairman of TuSimple at the time), and Hydron (a Chinese company founded, and majority owned, by Mo Chen).

21.Hydron was backed by SINA Corp., a Chinese media company with ties to the Chinese government that had traded publicly on the Nasdaq exchange until it went private in September 2020, amid rising geopolitical tensions between China and the United States.

22.SINA, as a major shareholder of TuSimple, had to enter into a National Security Agreement to prevent any additional improper influences of U.S. entities, as well as to address the concerns relating to the self-dealings.

23.Under pressure, Mo Chen agreed to “step down” in June 2022.

24.In the midst of this scandal, Dr. Hou briefly took over the role as TuSimple’s CEO from March 2022 to November 2022.

25.A few months after Mo Chen stepped down, the Board informed Dr. Hou that they had decided to terminate Dr. Hou as well. This was a surprise to Dr. Hou as he did not believe that he had engaged in any wrongful conduct relating to Mo Chen’s suspected self-dealings.

26.On October 30, 2022, the Board removed Dr. Hou as TuSimple’s CEO, CTO, and President.

2 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000162828022027421/tsp-20221031.htm

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27.The Company’s 8-K, filed the next day, on October 31, 2022, stated that the termination was “without cause.”

C.	The Origin of the Two-Year Proxy Agreement
(a)	Discussions between Dr. Hou and Mo Chen (November 1, 2022-November 8, 2022)

28.Upon Dr. Hou’s removal, Mo Chen and Dr. Hou were concerned that the majority of the current Board was engaged in a power grab that was not in the best interests of the Company.

29.During the next few days, Mo Chen and Dr. Hou (through an agent) discussed the potential of combining their voting powers to replace the board members other than Dr. Hou, reinstate Mo Chen, and to reinstate Dr. Hou as Chief Technical Officer after an internal investigation about the Hydron allegations, since Mo Chen and Dr. Hou believed that Dr. Hou’s involvement was important for TuSimple to continue developing its autonomous driving technology.

30.Dr. Hou and Mo Chen together controlled approximately 57% of the total voting power, with Dr. Hou controlling 29%, and Mo Chen controlling 28%.

31.On or around November 7-8, 2022, Mo Chen, his lawyers at Gunderson Dettmer, and a representative from SINA told Dr. Hou that they needed all the votes in one person’s name for legal reasons to get certain benefits as a controlled entity. They said it had to be in Mo Chen’s name instead of Dr. Hou’s name for those benefits to occur, and that the arrangement would be for only two years. They also said that Dr. Hou would return as Chief Technology Officer after the internal investigation into the Hydron allegations.

32.As a result, as part of those communications on November 7¬8, 2022, Mo Chen and Dr. Hou agreed to enter into a limited voting agreement, with the following key conditions:

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a.	Dr. Hou will not return as the CEO, but will return to the Company as his original role of Chief Technology Officer after the Hydron internal investigation.
b.	Dr. Hou will give his voting power, amounting to 29.7% of the total voting shares, to Mo Chen for two years.

33.Concurrently, Mo Chen’s counsel would draft a proposed set of documents consisting of an irrevocable proxy, a voting agreement, and a shareholder consent.

34.Mo Chen’s lawyers had a Zoom call with Dr. Hou’s lawyers on the evening of November 8, 2022.

D.	Undue Influence and Coercive Conduct by Mo Chen’s Counsel and Representative on November 9, 2022

35.However, the next morning, at approximately 10:00 a.m. PT on November 9, 2022, without any prior notice or scheduling, and without consent of Dr. Hou’s counsel, one of Mo Chen’s lawyers, Alice Lu from Gunderson, and Cheng Lu, Mo Chen’s personal representative who also was the person that Mo Chen and Dr. Hou agreed would become CEO, appeared at Dr. Hou’s house, demanding that Dr. Hou immediately sign a stack of documents, including the (1) Proxy Agreement, (2) the Voting Agreement, and (3) the Board Resolution to reinstate Mo Chen as the Chair of the Board and Cheng Lu as the CEO of the Company, and remove the existing board members other than Dr. Hou.3

36.This was completely unexpected by Dr. Hou. Cheng Lu and Alice Lu knew that Dr. Hou was represented in his discussions regarding the voting agreement by attorneys who were not present, and who were not informed that this would occur.

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/0001823593/000119312522282814/d387238d8k.htm

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37.Dr. Hou tried to reach his counsel several times without avail.

38.During the 1-2 hour meeting, Cheng Lu repeatedly asserted that time was “running out” and pressed Dr. Hou for immediate signing without consulting with counsel, claiming the Company was “about to go out of control.”

39.Dr. Hou requested on multiple occasions that they delay the signing until his counsel reviews the documents. Cheng Lu denied those requests, and instead, stood within three feet of Dr. Hou and requested immediate signing. During that visit, Cheng Lu and Dr. Hou also discussed the specifics of how they would be working together when Cheng Lu becomes CEO and Dr. Hou returns as CTO.

40.After a brief review of the documents under pressure, Dr. Hou and his wife discovered that the following two critical elements agreed to by Dr. Hou and Mo Chen in the prior negotiations were missing from the documents: (a) the agreed-upon two-year expiration of the voting arrangement was not included; and (b) there was no mention about Dr. Hou returning as the Company’s CTO. In summary, the irrevocable proxy had the two year term, but the voting agreement did not.

E.	The Video

41.When Dr. Hou stated that the written documents did not reflect what was previously discussed, Alice Lu and Cheng Lu consulted with one or more people by phone. Alice Lu and Cheng Lu said that there was no time to make direct changes to the documents because they had to act that day, and Mo Chen had signed the documents already in China, and that the versions they had were from Mo Chen (meaning they had been signed at least a day earlier).

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42.Attorney Alice Lu then instructed Dr. Hou to record a video (the “Video”) of the documents in Cheng Lu’s presence, assuring Dr. Hou that the Video would be legally enforceable and would align everyone’s understandings.

43.Both Alice Lu and Dr. Hou’s wife Amanda Song recorded the Video simultaneously. That Video shows agreements by Dr. Hou and Cheng Lu (Mo Chen’s authorized representative, who was on the video) and Alice Chu (Mo Chen’s counsel, by her presence). A true and correct copy of Amanda Song’s recording the Video may be accessed here:

https://drive.google.eom/file/d/1mo2SPHhRLa1m41mh-O0xbkqB-ol4XXR4/view?usp=sharing.

44.The Video addressed two specific points: (1) the proxy arrangement would expire in two years; (2) the Board Resolution would be revised to guarantee Dr. Hou’s return to TuSimple.

45.The transcript of the recorded audio reads:

Xiaodi Hou: So for, uh, today’s date is November the ninth, 2022. And, uh, I have signed an irrevocable proxy and power of attorney and according to my understanding, this irrevocable proxy and power of attorney’s duration is for two years, which means that it will expire on November the ninth, 2024. That’s my understanding, Cheng, is that your understanding as well?

Cheng Lu: It is. I concur. Okay.

Xiaodi Hou: And the second matter is that the action by unanimous written consent of the board of directors of TuSimple Holding Inc. Uh, we would like to amend this board resolution by adding another clause of appointing me Xiaodi Hou, as the CTO of the company, uh, condition on the completion of the internal investigation. Is that your.

Cheng Lu: Yes. I concur.

Xiaodi Hou : Okay. Thank you.

46.After recording the Video, Dr. Hou signed the documents, with Alice Lu emphasizing the importance of the Proxy Agreement, which was signed first.

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47.Notably, while Alice Lu signed as a witness on the Proxy Agreement, the Voting Agreement had no witness block—and no witness signed the Voting Agreement.

48.Cheng Lu and Alice Chu did not provide a signed copy of the documents to Dr. Hou that day. Instead, they took all the documents and left immediately upon obtaining Dr. Hou’s signature.

F.	Mo Chen’s Lawyer and Agent Fail to Implement The Video: They Change Only the Proxy And Not Change the Unanimous Written Consent of the Board of Directors

49.A few days later, when Dr. Hou received the copies of the signed documents he realized that the first three pages of the Proxy Agreement had (consistently with the Video) been regenerated as PDFs with modified text to reflect the two-year duration, while only the signature pages were scanned from the original. A true and correct copy of the Proxy Agreement is attached hereto as Exhibit 1.

50.The Voting Agreement, on the other hand, was a 100% scanned version of the original file without the two-year duration modification. A true and correct copy of the Voting Agreement is attached hereto as Exhibit 2.

51.Further, the Proxy Agreement contained a printed witness block, which was signed by Alice Lu. The Voting Agreement did not have a witness block. Moreover, Mo Chen’s signatures and Richard Chang’s signatures appeared on the documents. Richard Chang had a handwritten note of “witness,” although that was not true because Richard Chang was not present at Dr. Hou’s home when Dr. Hou signed the documents.

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52.At the time, Dr. Hou was not concerned with the fact that the Voting Agreement did not reference the two-year duration because he understood that the Voting Agreement and Proxy Agreement together constituted their understanding, and that they must be construed together with a two-year duration expressly provided for in the Proxy Agreement, because Cheng Lu and Alice Chu expressly represented such to Dr. Hou at the time he signed at his house. This was the most natural interpretation of the documents in light of the surrounding circumstances and the provisions themselves. For example, the Proxy Agreement explicitly precludes any separate voting arrangements:

a)	It forbids either party from “enter[ing] into a voting agreement or other similar understanding or arrangement with respect to the Subject Shares.”
b)	It mandates that “neither Principal Party shall on its own exercise or waive any right or privilege as mentioned herein.”

53.Additional contemporaneous evidence of unity:

a)	The agreements were presented and signed together as part of the same transaction at the same time.
b)	The Voting Agreement had no witness block, unlike the Proxy Agreement, suggesting it was not meant to stand alone.
c)	The agreements were presented together to Dr. Hou as a single transaction.
d)	The pressure tactics used by Cheng Lu and Alice Lu suggest an attempt to obscure the contradictory nature of the documents.

54.Dr. Hou’s understanding that the two documents comprised one agreement governing use of his votes is confirmed by Mo Chen’s own contemporaneous understanding, as evidenced by his own SEC Filings. On November 15, 2022—just a few days after Dr. Hou signed the documents at his house and before any dispute had arisen about the arrangement— Mo Chen filed his Form 13D representing to the SEC and the public that the documents were a single “Proxy Voting Arrangement” with a duration of at most two years:

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Pursuant to the Voting Agreement and the Irrevocable Proxy, the White Marble Entities agreed to vote all shares of common stock of the Issuer they beneficially own and may from time to time acquire beneficial ownership over (the “Subject Shares”) as directed by Mr. Chen and irrevocably authorized Mr. Chen to exercise the voting rights represented by the Subject Shares (the “Proxy Voting Arrangement”). The Proxy Voting Arrangement will remain in full force and effect until the earlier to occur of (i) the two year anniversary of the date of the Irrevocable Proxy and (ii) mutual agreement in writing to terminate the Irrevocable Proxy and the Voting Agreement. (Emphasis added.)

The filing explicitly acknowledged the two-year expiration for both agreements.

55.This contemporaneous SEC filing represents Mo Chen’s own understanding and admission of the unified nature of the arrangement.

56.Contrary to the Video, Mo Chen, his attorney, and agent did not amend the Board Resolution to reinstall Dr. Hou as CTO after the internal investigation.

57.Dr. Hou was not provided with a copy of the Board Resolution when he received copies of the Proxy Agreement and Voting Agreement. However, Dr. Hou was told by employees at TuSimple that Cheng Lu, now the new CEO, was telling employees in the U.S. that Dr. Hou would be back as CTO. So, Dr. Hou did not suspect at the time that anything was amiss.

58.Mo Chen did not reinstate Dr. Hou as agreed after the internal investigation. Mo Chen remained the controller of the Company and could have exercised voting rights to cause it to occur, but he did not.

G.	The Proxy Agreement’s Express Prohibition

59.The Proxy Agreement explicitly precludes any separate voting arrangements.

60.It forbids either party from “enter[ing] into a voting agreement or other similar understanding or arrangement with respect to the Subject Shares.”

61.It mandates that “neither Principal Party shall on its own exercise or waive any right or privilege as mentioned herein.”

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62.These provisions make the contemporaneous execution of a separate Voting Agreement inherently contradictory and invalid.

63.The Voting Agreement further provides that its terms must be interpreted in accordance with Delaware law, and that disputes about its terms must be brought in Delaware courts, the jurisdiction of which the Voting Agreement parties submitted:

3.2 Governing Law. This Agreement shall be governed by Delaware law applicable to agreements made and to be fully performed within the State of Delaware. Each party hereby (i) irrevocably submits to the personal jurisdiction of the courts of the State of Delaware to resolve any controversy or claim arising out of or relating to this Agreement, (ii) agrees that any action or proceeding arising under this Agreement shall be brought, tried and determined solely by the courts of the State of Delaware, and (iii) irrevocably waives any and all rights to a jury trial in connection with such action or proceeding.

H.	Mo Chen’s and His Attorney’s Manipulation

64.In assembling information for preparation of this complaint, the jarring extent of the deceit and manipulation by Mo Chen and his counsel stand out.

65.It appears that the first time that Dr. Hou’s counsel were sent a draft of the three documents—the Proxy Agreement, Voting Agreement, and Board Resolution—was at about 2:00 a.m. PT on November 9, 2022 (sent by Mo Chen’s attorney Richard Chang from Gunderson’s office in China). But Mo Chen’s signed versions of those documents were already in flight from China, and they were signed by the same Mr. Chang as a witness. Those documents were brought to Dr. Hou’s home for his counter signature that same morning of November 9, 2022.

66.Mo Chen at the time was in China. The first call between Mo Chen’s lawyers at Gunderson and Dr. Hou’s lawyers appears to have occurred the evening of November 8, 2022, a few hours before the draft documents were sent to Dr. Hou’s counsel.

67.Given the flight time from China to California, it seems that before the first call between Mo Chen’s counsel and Dr. Hou’s counsel, Mo Chen’s lawyer already had Mo Chen sign the documents, which the lawyer then signed as a witness, and arranged for someone to fly the documents to California.

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68.In other words, on the same morning that Dr. Hou’s lawyers first saw what they understood were draft documents, Gunderson had already arranged to send one of its lawyers and Cheng Lu to Dr. Hou’s home in California, with execution versions already signed by Mo Chen and the Gunderson lawyer in China. And those agents of Mo Chen insisted Dr. Hou immediately sign the Proxy Agreement and the Voting Agreement.

69.No one from Gunderson appears to have advised Dr. Hou’s attorneys of any of this or the need to act that morning.

70.Dr. Hou’s attorneys had no idea that Gunderson was sending one of its lawyers to Dr. Hou’s home on the morning of November 9, 2022, and never approved it—which is ethically required for direct communication with a represented party, Dr. Hou.

71.And when Dr. Hou and his attorneys finally connected in the early afternoon, the Proxy Agreement and the Voting Agreement had already been signed.

I.	The Two-Year Expiration Applies to the Voting Agreement

72.To summarize the key points from the above allegations:

a.	Original Agreement and Intent: The agreement made on November 7, 2022, with Mo Chen through Mo Chen’s agent contained two clear conditions:
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i.	Dr. Xiaodi Hou would return as CTO (not CEO), and
ii.	Voting power would be given to Mo Chen for two years.
b.	This forms the foundational intent of all subsequent documentation.

73.Unified Nature of the Agreements

a.	Simultaneous Execution and Presentation. Both agreements were:
i.	Presented together on November 9, 2022 as part of the same transaction;
ii.	Provided to Dr. Hou by the same parties (Cheng Lu and Alice Lu);
iii.	Signed in the same session under the same circumstances; and
iv.	Part of a single package of documents, including Board resolutions appointing Mo Chen to be the chair of the Board and Cheng Lu to the Board.

74.Document Structure and Formalities

a.	The Proxy Agreement contained a witness block and was witnessed by Mo Chen’s lawyer;
b.	The Voting Agreement lacked a witness block, suggesting it was not meant to stand alone; and
c.	The first three pages of the Proxy Agreement were later regenerated to reflect the two-year duration.

75.Express Terms of the Proxy Agreement

a.	The Proxy Agreement contains provisions that legally preclude a separate voting arrangement:
i.	Explicitly prohibits either party from “entering into a voting agreement or other similar understanding or arrangement;”
ii.	Forbids either party from unilaterally exercising rights mentioned in the agreement; and
iii.	These provisions make a separate, permanent Voting Agreement legally contradictory and invalid

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76.Contemporary Evidence of Unified Treatment

a.	Video amendment:
i.	Was recorded immediately after signing;
ii.	Specifically addressed the “proxy arrangement” expiring in two years;
iii.	Was recorded at the instruction of Mo Chen’s own attorney (Alice Lu); and
iv.	Was witnessed and video recorded by multiple parties.
b.	Mo Chen’s Original Form 13D (November 15, 2022)
i.	Critical contemporaneous evidence showing Mo Chen’s own understanding:
1.	Treated both agreements as a single “Proxy Voting Arrangement;”
2.	Explicitly stated the arrangement “will remain in full force and effect until... the two year anniversary;”
3.	Referenced both agreements together in describing the termination conditions; and
4.	Filed by Mo Chen with the SEC as an official representation of the arrangement.
c.	Mo Chen’s September 18, 2024, statements at press conference addressing the allegations in the July stockholder letter, that Dr. Hou provided voting rights for only two years.
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d.	References by the Company in other documents that refer to the Proxy Agreement and Voting Agreement collectively, as “proxy and voting agreement.”
i.	For example, in the Cooperation Agreement from Mo Chen:[4]
ii.	“White Marble LLC (via proxy and voting agreement)*” (with the asterisk denoting a note, set forth below).
iii.	“White Marble International Limited (via proxy and voting agreement)*” (with the asterisk denoting a note, set forth below).
iv.	The note to the above statements states: “*For so long and only so long as it is subject to the proxy and voting agreement dated November 9, 2022.”

77.Circumstances of Execution of Proxy Agreement and Voting Agreement

a.	Supporting evidence of pressure to obscure the unified nature of the Proxy Agreement and Voting Agreement:
i.	Unannounced arrival by Mo Chen’s attorney and non-attorney agent demanding immediate signing.
ii.	Refusal to allow Dr. Hou’s attorneys to review.
iii.	Constant close supervision during document review.
iv.	Rushed approximately 30-minute review of complex legal documents.
v.	Refusal to revise documents despite identified missing terms.

4 4 https://www.sec.gov/Archives/edgar/data/1823593/000119312524008909/d673687dex101.htm

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vi.	Use of video amendment rather than formal reversion of documentation.
b.	Conclusion: The two-year expiration should apply to both the Proxy Agreement and the Voting Agreement because:
i.	The Proxy Agreement’s express terms make a separate voting arrangement invalid.
ii.	Both agreements were executed as part of a single transaction.
iii.	Contemporaneous evidence, particularly Mo Chen’s own SEC filing, confirms the unified nature and duration of the Proxy Agreement and Voting Agreement.
iv.	The circumstances of execution.
v.	The Video amendment provides contemporaneous evidence of the parties’ understanding of a unified arrangement.

78.Finally, the whole signing process had an overlay of fiduciary duties by Mo Chen and his agents (including a lawyer) to Dr. Hou and the White Marble entities. The irrevocable proxy creates a fiduciary duty of Mo Chen to Dr. Hou’s entities, which applies to agents working for Mo Chen within the scope of that proxy. Thus, there was an inherent overlay of a trusted, fiduciary relationship that Mo Chen owed to Dr. Hou and his entities—that also, at the latest, started formally without question the moment the Proxy Agreement was executed, which occurred before the Voting Agreement was signed.

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J.	Mo Chen Abuses His Control and Engages in Significant Wrongdoing That Has Harmed TuSimple and Shareholders
(a)	Building the Dominated Board (End of 2022)

79.Upon signing the Proxy Agreement and the Voting Agreement in November 2022, Mo Chen wielded controlling power over TuSimple through controlling more than 51% of the Company’s voting rights.

80.Mo Chen then systematically started to stack the Board with what turned out to be his cronies (as displayed over time).

81.For example, in December 2022, Mo Chen appointed his close friend James Lu as an “independent director” to the Board. Then two weeks later, he made another appointment of James Lu to the Company’s compensation committee. Lu’s true allegiance became clear when he subsequently admitted that he on the Board to “help Mo Chen out.”

82.As detailed further in a books and records demand that the White Marble Entities recently served on the Company to investigate wide-spread corporate mismanagement (the “B&R Demand”, attached as Exhibit 3), Mo Chen and James Lu then together immediately awarded Cheng Lu with a severance package in the amount of $15 million cash and $6 million stock options, with all taxes to be paid by the Company.5 Cheng Lu is the same person who showed up unannounced at Dr. Hou’s home on behalf of Mo Chen. Dr. Hou was not consulted as part of that “compensation” process. When Dr. Hou raised concerns on November 25, 2022 about the package’s excessive nature, Mo Chen dismissed his concerns.

5 Earlier this week, TuSimple purported to reject the B&R Demand on pretextual and factually inaccurate bases. See Exhibit 4.

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(b)	The Unauthorized Pivot to Computer Gaming and Animation and Cover-Up (2024)

83.Under the stewardship of Mo Chen and his hand-picked crony directors, the Company’s market value fell to $50 million despite holding more than $700 million cash in early 2024.

84.Mo Chen and Cheng Lu then delisted TuSimple from NASDAQ and attempted to deregister from the SEC.6

85.Mo Chen and Cheng Lu then started to shift the Company’s focus to video gaming and animation, an area in which Mo Chen owned multiple existing Chinese companies which desperately needed funding.

86.Neither Mo Chen nor management sought shareholder approval for abandoning the Company’s core autonomous driving business in favor of gaming and animation. The fact that TuSimple was a controlled entity at the time (i.e., during 2024 before November 9), makes this self-interested pivot all the more egregious. Mo Chen had established personal interests in this sector, with some of his companies suspiciously sharing TuSimple’s physical addresses and contact information. In the September 18, 2024, press conference, Mo Chen admitted that he had utilized TuSimple’s resources to help him register his personal companies (see Ex. 3, at Exhibit C).

6 It is unclear whether TuSimple is currently a deregistered entity, as Mo Chen caused the Company to file a Form 15D to register on February 8, 2024, and then another Form 15D on April 26, 2024, to withdraw the initial Form 15D, and then a third Form 15D on August 30, 2024, to withdraw the second Form 15D.

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87.The deception extended to a derivative action brought in the Southern District of California federal court (Wilhoite v. Hou, No. 3:23-cv-02333-BEN-MSB (S.D. Cal.)) when in June 2024, while TuSimple was actively recruiting for gaming and animation positions, CEO Cheng Lu made declarations in the derivative action asserting the Company remained focused on autonomous driving development. This misrepresentation was used to justify lifting a temporary restraining order by the Southern District of California which restricted asset transfers to China. In fact, TuSimple was so anxious to resolve that TRO that it rushed to seal a record-breaking $189 million settlement, even before the legal discovery process started—overpaying to be able to escape court oversight and start transferring funds to China to fund this pivot, and where U.S. courts and investors would not be able to reclaim it.

88.The Board’s complicity only came to light after an anonymous shareholder letter on July 30, 2024, exposed the secret pivot. Instead of pausing the pivot to investigate adequately or addressing the lack of required shareholder approval or the CEO’s potentially false court declarations, the board attempted to retroactively legitimize the fait accompli by granting post-hoc approval of the gaming/animation pivot, ignoring both their fiduciary duties and Delaware law requirements for fundamental business changes.

(c)	Transaction with Three Body Animation, a Related Party

89.On August 14, 2024, TuSimple announced a partnership with Shanghai Three Body Animation for developing an animated film and video game. Behind this seemingly ordinary business announcement lies a complex web of conflicts, made particularly troubling by Mo Chen’s control of TuSimple and his long-standing relationship with SINA—the very investor Mo Chen introduced to lead TuSimple’s Series A, B, and D fundraising rounds. This same relationship was evident when, it has been subsequently learned, Charles Chao, CEO of SINA, personally approved Cheng Lu’s compensation package in Japan before any board review.

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90.The Three Body Animation deal’s foundation rests on SINA hidden control of the Three Body intellectual property through a 60% stock pledge arrangement via Beijing Micro Dream Innovation Venture Investment Center (“Micro Dream”), a company wholly owned by SINA. This creates an alarming situation where SINA effectively sits on both sides of the transaction: as TuSimple’s second largest shareholder and the controlling party of the Three-Body IP. This dual position was conspicuously absent from TuSimple’s announcement.

91.The conflict of interest is further amplified through overlapping leadership:

a)	SINA employees Yunli Liu and Lijing Zhang serve on TuSen ZhiTu, TuSen WeiLai, the two TuSimple China entities’ boards.
b)	Lijing Zhang simultaneously acts as Micro Dream’s legal representative.
c)	Mo Chen, who controls TuSimple through combined voting power, has a history of related-party dealings with SINA.

92.This arrangement, executed under Mo Chen and Cheng Lu’s control, creates a toxic scenario for TuSimple’s shareholders, especially when TuSimple is a controlled entity. If the project succeeds, SINA benefits twice—through licensing fees and increased IP value across all their ventures. If it fails, SINA still wins—they have effectively used TuSimple’s money to market and enhance their IP’s value, while TuSimple’s shareholders bear all the losses.

93.The structure enables value extraction that benefits SINA at shareholders’ expense:

a)	TuSimple could be pressured to accept an upfront licensing fee, but the revenue share remains unclear.
b)	Development priorities could be skewed toward enhancing broader IP value rather than game profitability.
c)	Marketing expenditures would benefit all SINA’s Three-Body IP while costs are borne solely by TuSimple.

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94.With TuSimple management’s excessive spending of $12 million monthly with only 200 employees and no effective oversight, this deal represents a concerning evolution in the pattern of related-party transactions between Mo Chen and SINA, effectively transforming TuSimple’s remaining $450 million of cash into a marketing fund for SINA’s franchise.

(d)	Preparing for New Massive Asset Transfers to China for Gaming/Animation

95.In early November 2024, evidence emerged of potential large-scale fund transfers:

a)	Two TuSimple China subsidiaries, TuSen ZhiTu and TuSen WeiLai, declared registered capital increases of $100M and $50M respectively.
b)	These capital increases are typically prerequisite steps for transferring funds from US to China.
c)	Both entities have 2 Board Directors from SINA.
K.	Mo Chen’s Attempt to Stay in Power by Usurping Dr. Hou’s Votes.
(a)	The Controversial 2024 Annual General Meeting

96.On November 12, 2024, TuSimple distributed its proxy statement for the virtual Annual General Meeting scheduled for December 20, 2024, attached hereto as Exhibit 5. The proxy statement contained the following concerning elements:

i.	The statement, prepared by the Mo Chen-controlled TuSimple, attempted to mislead shareholders by counting Xiaodi Hou’s 29.7% voting power as part of Mo Chen’s control block, representing that Mo Chen controls 57% of the vote.
ii.	Moreover, not only does the statement misrepresent that Mo Chen controls 57% of the vote, but it also completely ignores the two-year duration of the Voting Agreement signed, which was understood and agreed by the parties.
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iii.	This Court should enjoin the vote because the materially false and misleading statement that Mo Chen allegedly already controls 57% of the vote, and omitting that this is contested by Dr. Hou, imperils a fair vote: knowing that the Board behind the proposals already has the votes it needs poses a significant and imminent risk that TuSimple shareholders will simply give their proxies to management, or abstain from voting.
iv.	This misrepresentation portrayed the Company as still being a controlled entity under Mo Chen.

97.The proposals as a whole are designed to entrench Mo Chen’s control over TuSimple.

i.	The proposals seek to divide the current six-member board into three classes with three-year terms. If approved, directors could only be removed “for cause.”
ii.	The proposed structure would significantly entrench Mo Chen’s purported current control.
iii.	The timing and nature of this staggered board proposal is particularly alarming. A staggered board structure represents one of the strongest anti-takeover defenses available under Delaware law, as it would prevent TuSimple’s shareholders from removing the entire board at once and make it nearly impossible to challenge management’s decisions.
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iv.	The fact that the Company’s proposal comes precisely when Mo Chen is attempting to unilaterally extend his voting control beyond its agreed expiration, while simultaneously preparing for substantial fund transfers to entities with known SINA connections, suggests a coordinated effort by Mo Chen to permanently entrench control and facilitate controversial related-party transactions without meaningful shareholder oversight or the possibility of intervention.
L.	Press Conference Responding to Stockholder Concerns

98.At the latest press conference on September 14, 2024, when discussing the duration of the proxy statement, Mo Chen also announced to the public that: “[T]he proxy lasts for two years. I didn’t say [White Marble] gave me [its] authorization for life; I asked for two years. I needed those two years of proxy to give me absolute power to restructure the company. And now, yes, it’s about to expire.” (see Ex. 3, at Exhibit C).

M.	Mo Chen’s Unilateral Amendment of the Form 13D Is an Admission that His Agreement with Dr. Hou Expired on November 9, 2024

99.Realizing that the description of his agreement with Dr. Hou in the Form 13D filed in November 2022 completely undermines the proxy statement’s claim that Mo Chen controls 57% of the vote, Mo Chen attempted to retroactively rewrite the terms of the November 2022 voting arrangement by amending his Form 13D:

a)	Original Form 13D (November 15, 2022) (attached hereto as Exhibit 6):
i.	Explicitly referred to the Proxy Agreement and Voting Agreement jointly as the “Proxy Voting Arrangement.”
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ii.	Clearly stated both would terminate after two years or by mutual agreement.
b)	Amended Form 13D (November 13, 2024) (attached hereto as Exhibit 7) (one day after TuSimple received the White Marble Entities’ demand for books and records:
i.	Artificially separated the Proxy Agreement from the Voting Agreement.
ii.	Claimed only the Proxy Agreement had the two-year limitation.
iii.	Asserted the Voting Agreement continues indefinitely.
iv.	Attempted to maintain permanent control over Dr. Hou’s voting rights despite the documented two-year limitation.

100.Of course, a self-serving description of an agreement drafted two years previously does not constitute an agreement, and is a far less credible evidence of what was agreed to than the description given contemporaneously (or near-contemporaneously) by Mo Chen in his original Form 13D filed November 25, 2022.

101.These coordinated actions—the capital increases in China subsidiaries, the misleading proxy statement, the staggered board proposal, and the unilateral reinterpretation of the voting arrangement, the transparent attempt to amend the Form 13D describing the arrangement—suggest a comprehensive strategy by Mo Chen to cement control and facilitate asset transfers before the expiration of Mo Chen’s voting control.

COUNT I
(Declaratory Judgment)

102.Plaintiffs repeat and reallege each and every allegation contained in the paragraphs above as if fully set forth herein.

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103.The Voting Agreement is part of the Proxy Voting Arrangement.

104.The terms of the Proxy Voting Arrangement provide that it expired on November 9, 2024.

105.Contemporaneous statements by Dr. Hou and by Mo Chen reflect a meeting of the minds that the term of the Proxy Voting Arrangement expired on November 9, 2024.

106.Alternatively, the Voting Agreement is invalid and unenforceable because, among other reasons, (i) it was procured based on misrepresentations and under duress, (ii) there was a lack of consideration for the agreement, (iii) there was a failure of a condition precedent, and/or (iv) there was a failure of a condition subsequent.

107.Notwithstanding the expiration or invalidity and unenforceability of the Voting Agreement, Mo Chen purports to claim entitlement to control Dr. Hou’s Voting Rights, including at the upcoming Annual Meeting, and the Company appears to recognize Mo Chen’s claim.

108.Thus, there is an actual and justiciable controversy between the parties regarding the enforceability of the Voting Agreement and the control of Dr. Hou’s Voting Rights.

109.The Court has authority under 8 Del. C. § 111 to interpret, apply, enforce or determine the validity of the provisions of the Voting Agreement, and the Court has authority under 10 Del. C. § 6501, et seq. to issue declaratory relief resolving the controversy between the parties.

110.The White Marble Entities are entitled to declarations that the Voting Agreement expired on November 9, 2024, or, alternatively, that it is invalid and unenforceable, and that the White Marble Entities, of which Dr. Hou is the beneficiary, are entitled to vote their shares in the Company and that Mo Chen has no rights to vote those shares.

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PRAYER FOR RELIEF

WHEREFORE, Dr. Hou respectfully requests that the Court enter an Order:

a.	Entering judgment in favor of Plaintiffs and against Defendants Mo Chen and TuSimple;
b.	Declaring that the Voting Agreement expired on November 9, 2024, or, alternatively, that it is invalid and unenforceable;
c.	Declaring that the White Marble Entities, of which Dr. Hou is the beneficiary, are entitled to vote their shares in the Company and that Mo Chen has no rights to vote those shares;
d.	Postponing the Annual Meeting to a time after the controversy relating to Dr. Hou’s Voting Rights is resolved;
e.	Awarding to Dr. Hou the costs and disbursements of this action, including reasonable attorneys’ fees and expenses; and
f.	Awarding such other and further relief as the Court deems just and proper.

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Mcdermott Will & Emery LLP

Of Counsel:	/s/ Ashley R. Altschuler

David E. Azar

Milberg Coleman Bryson

Phillips Grossman PLLC

2355 Westwood Blvd., #311

Los Angeles, CA 90064

(213) 617-1200

Richard Liu

Innovative Legal Services,

P.C.

355 S. Grand Avenue

Suite 2450

Los Angeles, CA 90071

Dated: November 22, 2024

Ashley R. Altschuler (#3803)

Harrison S. Carpenter (#6018)

Ryan D. Konstanzer (#6558)

Alexander T. Dickinson (#6780)

The Brandywine Building

1000 N. West Street, Suite 1400 Wilmington, DE 19801

Tel.: (302) 485-3900 aaltschuler@mwe.com hcarpenter@mwe.com rkonstanzer@mwe.com adickinson@mwe.com

Attorneys for Plaintiffs White Marble

LLC and White Marble International

Limited

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